

# Entity Profile Information

Viewed on November 13, 2023

NFA ID 0244282 SOCIETE GENERALE S A

## Current Status Information

| Branch ID | Status | Effective Date |
|---|---|---|
| | **ALSO SEE NFA ID 0303496** | |
| | SWAP DEALER REGISTERED | 08/15/2023 |
| | NFA MEMBER APPROVED | 05/09/2013 |
| | | |
| | NFA ID 0344862 **SG AMERICAS SECURITIES LLC** | |
| | PRINCIPAL APPROVED | 08/16/2010 |

## Status History Information

| Status | Effective Date |
|---|---|
| **ALSO SEE NFA ID 0303496** | |
| SWAP DEALER REGISTERED | 08/15/2023 |
| NFA MEMBER APPROVED | 05/09/2013 |
| SWAP DEALER PROVISIONALLY REGISTERED | 12/31/2012 |
| NFA MEMBER PENDING | 12/18/2012 |
| SWAP DEALER PENDING | 12/18/2012 |
| | |
| NFA ID 0284126 **BAREP ASSET MANAGEMENT SA** | |
| PRINCIPAL ENDED WITH BANQUE DE REESCOMPTE AT DE PLACEMENT | 10/23/2001 |
| PRINCIPAL ENDED WITH SOCIETE GENERALE ASSET MANAGEMENT | 05/31/2001 |
| PRINCIPAL COMPLETE WITH SOCIETE GENERALE ASSET MANAGEMENT | 09/23/1998 |
| PRINCIPAL COMPLETE WITH BANQUE DE REESCOMPTE AT DE PLACEMENT | 09/23/1998 |
| | |
| NFA ID 0243517 **BAREP ASSET MANAGEMENT USA INC** | |
| PRINCIPAL ENDED WITH NEWEDGE GROUP | 10/23/2001 |
| PRINCIPAL COMPLETE WITH NEWEDGE GROUP | 10/08/1992 |

| PRINCIPAL ADDED WITH NEWEDGE GROUP | 09/30/1992 |

### NFA ID 0002905 **COWEN AND COMPANY LLC**

| | |
|---|---|
| PRINCIPAL WITHDRAWN | 04/01/2003 |
| PRINCIPAL APPROVED | 09/08/1999 |

### NFA ID 0338032 **LYXOR ASSET MANAGEMENT SAS**

| | |
|---|---|
| PRINCIPAL WITHDRAWN | 01/13/2022 |
| PRINCIPAL APPROVED | 10/04/2012 |
| PRINCIPAL PENDING | 09/27/2012 |

### NFA ID 0221520 **NEWEDGE USA LLC**

| | |
|---|---|
| PRINCIPAL WITHDRAWN | 01/02/2015 |
| PRINCIPAL APPROVED | 11/24/2014 |
| PRINCIPAL PENDING | 11/21/2014 |

### NFA ID 0344862 **SG AMERICAS SECURITIES LLC**

| | |
|---|---|
| PRINCIPAL APPROVED | 08/16/2010 |
| PRINCIPAL PENDING | 08/12/2010 |

### NFA ID 0434505 **SOCIETE GENERALE INTERNATIONAL LIMITED**

| | |
|---|---|
| PRINCIPAL WITHDRAWN | 10/16/2022 |
| PRINCIPAL APPROVED | 02/24/2016 |
| PRINCIPAL PENDING | 02/24/2016 |

### NFA ID 0305014 **SOCIETE GENERALE NEW YORK BRANCH**

| | |
|---|---|
| PRINCIPAL WITHDRAWN | 01/22/2015 |
| PRINCIPAL APPROVED | 11/21/2000 |
| PRINCIPAL PENDING | 10/02/2000 |

## Outstanding Requirements

Annual Due Date: 6/1/2024

**No information available.**

## Disciplined Employee Summary



## Business Information

| | |
|---|---|
| Name | SOCIETE GENERALE S A |
| Form of Organization | CORPORATION |
| Country | FRANCE |
| | |
| Federal EIN | 521128875 |
| | |
| **Business Address** | |
| Street Address 1 | 17 COURS VALMY |
| City | PARIS LA DÉFENSE |
| Zip/Postal Code | 92987 CEDEX |
| Country | FRANCE |
| | |
| Phone Number | +12122787720 |
| Fax Number | Not provided |
| | |
| Email | CPLE-SWAPDEALER-WORLD@SGCIB.COM |
| | |
| Website/URL | HTTPS://WHOLESALE.BANKING.SOCIETEGENERALE.COM/ |
| | |
| CRD/IARD ID | Not provided |



## Other Names

Viewed on November 13, 2023
NFA ID 0244282 SOCIETE GENERALE S A

SG ENERGY IN DECOMMISSION MODE

DBA          NOT IN USE


SG OR SOC GEN

DBA          NOT IN USE


SGCIB SG CORPORATE & INVESTMENT BANK

DBA          NOT IN USE


SGSS SG SECURITIES SERVICES

DBA          NOT IN USE


SOCGEN

DBA          IN USE



## Location of Business Records

NFA ID 0244282 SOCIETE GENERALE S A

| | |
|---|---|
| Street Address 1 | PLEASE SEE ADDENDUM |
| Street Address 2 | 17 COURS VALMY |
| City | PARIS LA DEFENSE |
| Zip/Postal Code | 92987 CEDEX |
| Country | FRANCE |



## U.S. Address for the Production of Business Records

Viewed on November 13, 2023

NFA ID 0244282 SOCIETE GENERALE S A

| | |
|---|---|
| Office Of | SOCIETE GENERALE NEW YORK BRANCH |
| Street Address 1 | 245 PARK AVENUE |
| City | NEW YORK |
| State | NEW YORK |
| Zip/Postal Code | 10167 |



# Principal Information

### Individual Information

| | |
|---|---|
| NFA ID | 0468636 |
| Name | BINI SMAGHI, LORENZO |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 08-31-2016 |

| | |
|---|---|
| NFA ID | 0483698 |
| Name | CARTIER, SYLVAIN |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 10-27-2021 |

| | |
|---|---|
| NFA ID | 0519751 |
| Name | CONNELLY, WILLIAM LEON ALFRED |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 05-29-2019 |

| | |
|---|---|
| NFA ID | 0520793 |
| Name | CONTAMINE, JEROME MARIE |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 05-29-2019 |

| | |
|---|---|
| NFA ID | 0556956 |
| Name | COSSA DUMURGIER, BEATRICE |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 08-10-2023 |

| | |
|---|---|
| NFA ID | 0520775 |
| Name | COTE, DIANE |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 05-29-2019 |

| | |
|---|---|
| NFA ID | 0557520 |
| Name | DE RUFFRAY, BENOIT MARIE ROBERT |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 08-22-2023 |

| | |
|---|---|
| NFA ID | 0546913 |
| Name | DUMAS, CLAIRE ELISABETH |
| TItle(s) | CHIEF FINANCIAL OFFICER |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 05-10-2022 |

| | |
|---|---|
| NFA ID | 0557768 |
| Name | EKMAN, ULRIKA MARIA MAGARETA |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 09-15-2023 |

| | |
|---|---|
| NFA ID | 0532453 |
| Name | FLEURY, ALEXANDRE DARIUS |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 10-05-2021 |

| | |
|---|---|
| NFA ID | 0457015 |
| Name | HOUSSAYE, FRANCE |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |

| | |
|---|---|
| Effective Date | 07-15-2013 |
| | |
| NFA ID | 0493911 |
| Name | KRUPA, SLAWOMIR |
| TItle(s) | CHIEF EXECUTIVE OFFICER |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 10-27-2021 |
| | |
| NFA ID | 0537036 |
| Name | LANDON, STEPHANE |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 03-29-2021 |
| | |
| NFA ID | 0497529 |
| Name | LATTUADA, CHRISTOPHE BERNARD |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 03-24-2022 |
| | |
| NFA ID | 0531188 |
| Name | MESSEMER, ANNETTE HILDEGARD |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 07-01-2020 |
| | |
| NFA ID | 0504872 |
| Name | MUSTAPHA, HATEM |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 06-08-2023 |
| | |
| NFA ID | 0543268 |
| Name | POUPART LAFARGE, HENRI |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |

| | |
|---|---|
| Status | APPROVED |
| Effective Date | 01-04-2022 |

| | |
|---|---|
| NFA ID | 0543230 |
| Name | PRAUD, JOHAN AMAURY |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 10-14-2021 |

| | |
|---|---|
| NFA ID | 0519822 |
| Name | ROCHET, LUBOMIRA |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 05-29-2019 |

| | |
|---|---|
| NFA ID | 0494720 |
| Name | SCHAAPVELD, ALEXANDRA ELISABETH JOHANNA MARIA |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 09-30-2016 |

| | |
|---|---|
| NFA ID | 0536723 |
| Name | SIMON BARBOUX, GREGOIRE |
| TItle(s) | CHIEF COMPLIANCE OFFICER |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 02-10-2021 |

| | |
|---|---|
| NFA ID | 0559684 |
| Name | VOIMENT, ALAIN ARNAUD |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 12-05-2023 |

| | |
|---|---|
| NFA ID | 0543267 |
| Name | WETTER, SEBASTIEN MICHEL JACQUES MARIE |
| TItle(s) | DIRECTOR |

| | |
|---|---|
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 10-14-2021 |

Holding Company Information
Not provided



## Principal Name and Financial Interest

Viewed on November 13, 2023

NFA ID 0244282 SOCIETE GENERALE S A



## Non-U.S. Regulator Information

List of Non-U.S. Regulator(s) During The Past 5 Years

| Country | Regulator Name |
| --- | --- |
| AUSTRALIA | AUSTRALIAN PRUDENTIAL REGULATION AUTHORITY |
| AUSTRALIA | AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION |
| AUSTRIA | FINANCIAL MARKET AUTHORITY |
| BELGIUM | NATIONAL BANK OF BELGIUM |
| FRANCE | AUTORITÉ DES MARCHÉS FINANCIERS |
| TURKEY | BANKING REGULATION AND SUPERVISION AGENCY OF TURKEY |
| TAIWAN (CHINESE TAIPEI) | BANKING BUREAU |
| FRANCE | AUTORITE DE CONTROLE PRUDENTIEL ET DE RESOLUTIUON |
| GERMANY | BUNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT |
| HONG KONG | SECURITIES & FUTURES COMMISSION |
| HONG KONG | HONG KONG MONETARY AUTHORITY |
| INDIA | RESERVE BANK OF INDIA |
| IRELAND | CENTRAL BANK OF IRELAND |
| ITALY | COMMISSIONE NAZIONALE PER LE SOCIETÀ E LA BORSA |
| ITALY | BANK OF ITALY |
| JAPAN | FINANCIAL SERVICES AGENCY |
| NETHERLANDS | DUTCH CENTRAL BANK |
| POLAND | POLISH FINANCIAL SUPERVISION AUTHORITY |
| REPUBLIC OF KOREA | BANK OF KOREA |
| SINGAPORE | MONETARY AUTHORITY OF SINGAPORE |
| SPAIN | COMISIÓN NACIONAL DEL MERCADO DE VALORES |
| SWEDEN | THE SWEDISH FINANCIAL SUPERVISORY AUTHORITY |
| SWITZERLAN | SWISS FINANCIAL MARKET SUPERVISORY AUTHORITY |

D

| | |
|---|---|
| TAIWAN (CHINESE TAIPEI) | FINANCIAL SUPERVISORY COMMISSION |
| TURKEY | CAPITAL MARKETS BOARD |
| UNITED ARAB EMIRATES | DUBAI FINANCIAL SERVICES AUTHORITY |
| UNITED KINGDOM | FINANCIAL CONDUCT AUTHORITY |
| UNITED KINGDOM | PRUDENTIAL REGULATORY AUTHORITY |

OMB Numbers 3038-0023 (exp. April 30, 2026) & 3038-0072 (exp. August 31, 2026)

Page 2 of 2



## Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR

- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR

- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR

- THE RECORD WAS EXPUNGED OR SEALED; OR

- A PARDON WAS GRANTED.

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the charges;

- the classification of the offense, i.e., felony or misdemeanor;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No

Disciplinary Information - Firm Criminal Disclosure Matter Page

---

**NFA ID 0244282 - SOCIETE GENERALE S A**

Please file a separate Disclosure Matter Page (DMP) for each criminal case.

❮ Back to Summary

**Disclosure Questions**

**Completing this section does not update answer(s) to the Criminal Disclosure question(s). To update the Criminal Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the criminal action under:   ☰ Show Questions

☐ A   ☐ B   ☐ C

**Criminal Case Information**

COURT TYPE AND FILING DATE

❓ Court Type:

❓ Date Filed:

COURT INFORMATION

❓ Name of Court:

❓ City or County:          ❓ State:          ❓ Country:

CASE INFORMATION

❓ Case Number:          ❓ Case Status:

**Charge Details**

You must complete a charge details section for each disclosable charge in the criminal case.

**Comments**

Use this field to provide a summary of the circumstances surrounding the charge(s), the current status or final disposition including sentencing/penalty information.

ON NOVEMBER 19, 2018, SOCIETE GENERALE, S.A. ENTERED INTO A DEFERRED PROSECUTION AGREEMENT WITH THE U.S. DEPARTMENT OF JUSTICE, SPECIFICALLY, THE U.S. ATTORNEYS OFFICE FOR THE SOUTHERN DISTRICT OF NEW YORK,PURSUANT TO WHICH SG CONSENTED TO THE FILING OF A ONE-COUNT INFORMATION IN THE U.S. DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, CHARGING SG WITH CONSPIRING TO VIOLATE THE TRADING WITH THE ENEMY ACT, 31 U.S.C.4303,4305,4315A, AND THE CUBAN ASSETS CONTROL REGULATIONS, 31 C.F.R. 515.201, FOR SGS ROLE IN PROCESSING CERTAIN U.S. DOLLAR TRANSACTIONS USING THE U.S. FINANCIAL SYSTEM IN CONNECTION WITH CREDIT FACILITIES INVOLVING CUBA. THE CHARGED CONDUCT TOOK PLACE FROM AT LEAST 2004 UP THROUGH AND INCLUDING 2010 AND INVOLVED SGS STRUCTURING, CONDUCTING AND CONCEALING USD PAYMENTS VIA FINANCIAL INSTITUTIONS LOCATED IN THE COUNTY OF NEW YORK. AMONG OTHER THINGS, SG MADE INACCURATE OR INCOMPLETE NOTATIONS IN WIRE TRANSFER RECORDS THAT RESULTED IN MORE THAN 2,500 SANCTIONS VIOLATING TRANSACTIONS VALUED AT CLOSE TO 13 BILLION DURING THIS PERIOD. UNDER THE TERMS OF THE DPA, SG I AGREED TO PAY 717,200,000, II STIPULATED TO A STATEMENT OF FACTS DESCRIBING THE CONDUCT AT ISSUE, AND III AGREED TO ABIDE BY CERTAIN OTHER REQUIREMENTS, INCLUDING OBLIGATIONS TO COOPERATE WITH THE DOJ, TO COMMIT NO FUTURE CRIMES UNDER FEDERAL LAWS OF THE UNITED STATES, TO ABIDE BY THE TERMS OF THE OTHER RELATED SETTLEMENT AGREEMENTS ENTERED INTO BY SG ON THE SAME DAY WITH OTHER FEDERAL AND STATE AUTHORITIES RELATED AGREEMENTS AS DESCRIBED BELOW AND OTHER EQUIVALENT ORDERS ISSUED BY SGS U.S. FEDERAL OR STATE REGULATORS RELATING TO SGS SANCTIONS OR BANK SECRECY ACT AND ANTI-

**Supporting Documentation**

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the information/indictment, superseding indictments, plea agreement or findings by jury, judgment, sentencing and/or probation order, proof of satisfaction of sentence, and the final disposition of the court. If court documentation is no longer available, please submit a certified letter from the applicable court providing the reason the documentation is not on file.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

❮ Back to Summary

## Disciplinary Information - Firm Criminal Disclosure Matter Page

**NFA ID 0244282 - SOCIETE GENERALE S A**

Please file a separate Disclosure Matter Page (DMP) for each criminal case.

‹ Back to Summary

### Disclosure Questions

**Completing this section does not update answer(s) to the Criminal Disclosure question(s). To update the Criminal Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the criminal action under: ☰ Show Questions

☐ A   ☐ B   ☐ C

### Criminal Case Information

**COURT TYPE AND FILING DATE**

❓ Court Type:

❓ Date Filed:

**COURT INFORMATION**

❓ Name of Court:

❓ City or County:            ❓ State:            ❓ Country:

**CASE INFORMATION**

❓ Case Number:            ❓ Case Status:

### Charge Details

You must complete a charge details section for each disclosable charge in the criminal case.

### Comments

Use this field to provide a summary of the circumstances surrounding the charge(s), the current status or final disposition including sentencing/penalty information.

DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, CHARGING SG WITH CONSPIRING TO VIOLATE THE TRADING WITH THE ENEMY ACT, 31 U.S.C.4303,4305,4315A, AND THE CUBAN ASSETS CONTROL REGULATIONS, 31 C.F.R. 515.201, FOR SGS ROLE IN PROCESSING CERTAIN U.S. DOLLAR TRANSACTIONS USING THE U.S. FINANCIAL SYSTEM IN CONNECTION WITH CREDIT FACILITIES INVOLVING CUBA. THE CHARGED CONDUCT TOOK PLACE FROM AT LEAST 2004 UP THROUGH AND INCLUDING 2010 AND INVOLVED SGS STRUCTURING, CONDUCTING AND CONCEALING USD PAYMENTS VIA FINANCIAL INSTITUTIONS LOCATED IN THE COUNTY OF NEW YORK. AMONG OTHER THINGS, SG MADE INACCURATE OR INCOMPLETE NOTATIONS IN WIRE TRANSFER RECORDS THAT RESULTED IN MORE THAN 2,500 SANCTIONS VIOLATING TRANSACTIONS VALUED AT CLOSE TO 13 BILLION DURING THIS PERIOD. UNDER THE TERMS OF THE DPA, SG I AGREED TO PAY 717,200,000, II STIPULATED TO A STATEMENT OF FACTS DESCRIBING THE CONDUCT AT ISSUE, AND III AGREED TO ABIDE BY CERTAIN OTHER REQUIREMENTS, INCLUDING OBLIGATIONS TO COOPERATE WITH THE DOJ, TO COMMIT NO FUTURE CRIMES UNDER FEDERAL LAWS OF THE UNITED STATES, TO ABIDE BY THE TERMS OF THE OTHER RELATED SETTLEMENT AGREEMENTS ENTERED INTO BY SG ON THE SAME DAY WITH OTHER FEDERAL AND STATE AUTHORITIES RELATED AGREEMENTS AS DESCRIBED BELOW AND OTHER EQUIVALENT ORDERS ISSUED BY SGS U.S. FEDERAL OR STATE REGULATORS RELATING TO SGS SANCTIONS OR BANK SECRECY ACT AND ANTI-MONEY LAUNDERING COMPLIANCE PROGRAM, AND TO REPORT CERTAIN MATTERS TO THE DOJ, AMONG OTHERS OBLIGATIONS. DURING THE THREE-YEAR TERM OF THE DPA, A VIOLATION BY SG PERMITS THE DOJ, TO EXTEND THE TERM OF THE DPA BY UP TO ONE YEAR OR TERMINATE THE DPA AND MOVE FORWARD.

### Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the information/indictment, superseding indictments, plea agreement or findings by jury, judgment, sentencing and/or probation order, proof of satisfaction of sentence, and the final disposition of the court. If court documentation is no longer available, please submit a certified letter from the applicable court providing the reason the documentation is not on file.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

‹ Back to Summary

## Disciplinary Information - Firm Criminal Disclosure Matter Page

**NFA ID 0244282 - SOCIETE GENERALE S A**

Please file a separate Disclosure Matter Page (DMP) for each criminal case.

❮ Back to Summary

### Disclosure Questions

**Completing this section does not update answer(s) to the Criminal Disclosure question(s). To update the Criminal Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the criminal action under:   ▦ Show Questions

☐ A    ☐ B    ☐ C

### Criminal Case Information

COURT TYPE AND FILING DATE

❓ Court Type:

❓ Date Filed:

COURT INFORMATION

❓ Name of Court:

❓ City or County:                    ❓ State:                    ❓ Country:

CASE INFORMATION

❓ Case Number:                    ❓ Case Status:

### Charge Details

You must complete a charge details section for each disclosable charge in the criminal case.

### Comments

Use this field to provide a summary of the circumstances surrounding the charge(s), the current status or final disposition including sentencing/penalty information.

F) FINAL DISPOSITION
THE DOJ UNDER THE TERMS OF THE DPA, AGREED TO DEFER PROSECUTION OF SG IN CONNECTION WITH THE FCPA AND LIBOR VIOLATIONS. THE TERM OF THE DPA IS THREE 3 YEARS. SG, UNDER THE DPA AGREED ON BEHALF OF ITSELF AND ITS SUBSIDIARIES TO CERTAIN NOTICE DISCLOSURE AND COOPERATION REQUIREMENTS. FURTHER SG AGREED TO A MONETARY PENALTY OF 860552888 CONSISTING OF I A MONETARY PENALTY FOR THE FCPA VIOLATIONS IN THE AMOUNT OF 585552888 AGAINST WHICH SG RECEIVED CREDIT FOR A 500000 CRIMINAL MONETARY PENALTY AGREED TO BY SGS SUBSIDIARY SGA SOCIETE GENERALE ACCEPTANCE N.V. UNDER A PLEA AGREEMENT WITH THE DOJ AND A 292776444 PAYMENT MADE BY SG AS PART OF A CRIMINAL RESOLUTION WITH THE PARQUET NATIONAL FINANCIER PNF CONCERNING CONDUCT RELATED TO THE FCPA VIOLATIONS AND II MONETARY PENALTY FOR THE LIBOR VIOLATIONS IN THE AMOUNT OF 275000000. THE DOJ PAYMENTS WERE WIRED ON JUNE 15 2018.

### Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the information/indictment, superseding indictments, plea agreement or findings by jury, judgment, sentencing and/or probation order, proof of satisfaction of sentence, and the final disposition of the court. If court documentation is no longer available, please submit a certified letter from the applicable court providing the reason the documentation is not on file.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

❮ Back to Summary

**NFA ID 0244282 - SOCIETE GENERALE S A**

Please file a separate Disclosure Matter Page (DMP) for each criminal case.

❮ Back to Summary

**Disclosure Questions**

**Completing this section does not update answer(s) to the Criminal Disclosure question(s). To update the Criminal Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the criminal action under: ⊞ Show Questions

☐ A   ☐ B   ☐ C

**Criminal Case Information**

COURT TYPE AND FILING DATE

❓ Court Type:

❓ Date Filed:

COURT INFORMATION

❓ Name of Court:

❓ City or County:          ❓ State:          ❓ Country:

CASE INFORMATION

❓ Case Number:          ❓ Case Status:

**Charge Details**

You must complete a charge details section for each disclosable charge in the criminal case.

**Comments**

Use this field to provide a summary of the circumstances surrounding the charge(s), the current status or final disposition including sentencing/penalty information.

TWO FELONY COUNTS OF CONSPIRACY TO COMMIT OFFENSES AGAINST THE UNITES STATES IN VIOLATION OF TITLE 18 UNITED STATES CODE, SECTION 37.
I FIRST COUNT, TO VIOLATE THE ANTI-BRIBERY PROVISIONS OF THE FOREIGN CORRUPT PRACTICES ACT OF 1977 AS AMENDED, TITLE 15 U.S. CODE SECTIONS 78DD2 AND 78DD3.

II SECOND COUNT TO DELIVER OR CAUSE TO BE DELIVERED FALSE MISLEADING OR KNOWINGLY INACCURATE REPORTS CONCERNING MARKET INFORMATION THAT TEND TO AFFECT THE PRICE OF A COMMODITY IN INTERSTATE COMMERCE, IN VIOLATION OF TITLE 7 UNITED STATES CODE SECTION 13A2.

D CLASSIFICATION OF THE CHARGES
FELONY CHARGE.
E PLEA AND SENTENCING INFORMATION
BOTH COUNTS ARE SUBJECT TO A DEFERRED PROSECUTION AGREEMENT BETWEEN SG AND THE DOJ THE PROVISIONS OF WHICH ARE DISCUSSED IN MORE DETAIL BELOW.

**Supporting Documentation**

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the information/indictment, superseding indictments, plea agreement or findings by jury, judgment, sentencing and/or probation order, proof of satisfaction of sentence, and the final disposition of the court. If court documentation is no longer available, please submit a certified letter from the applicable court providing the reason the documentation is not on file.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Firm Criminal Disclosure Matter Page

**NFA ID 0244282 - SOCIETE GENERALE S A**

Please file a separate Disclosure Matter Page (DMP) for each criminal case.

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**Disclosure Questions**

**Completing this section does not update answer(s) to the Criminal Disclosure question(s). To update the Criminal Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the criminal action under:  ☰ Show Questions

☐ A   ☐ B   ☐ C

**Criminal Case Information**

COURT TYPE AND FILING DATE

❓ Court Type:

❓ Date Filed:

COURT INFORMATION

❓ Name of Court:

❓ City or County:          ❓ State:          ❓ Country:

CASE INFORMATION

❓ Case Number:          ❓ Case Status:

**Charge Details**

You must complete a charge details section for each disclosable charge in the criminal case.

**Comments**

Use this field to provide a summary of the circumstances surrounding the charge(s), the current status or final disposition including sentencing/penalty information.

A WHEN AND WHERE THE EVENT OCCURRED, PARTIES INVOLVED AND CIRCUMSTANCES
ON JUNE 4, 2018 SOCIETE GENERALE SG ENTERED INTO A DEFERRED PROSECUTION AGREEMENT DPA WITH THE CRIMINAL DIVISION OF THE UNITED STATES DEPARTMENT OF JUSTICE AND THE UNITED STATES ATTORNEYS OFFICE FOR THE EASTERN DISTRICT OF NEW YORK TOGETHER THE DOJ IN WHICH SG ACCEPTED RESPONSIBILITY FOR CONSPIRACY TO COMMIT OFFENSES AGAINST THE UNITED STATES IN VIOLATION OF TITLE 18, UNITED STATES CODE SECTION 371 AS DESCRIBED IN THE DPA'S STATEMENT OF FACTS
1 THE FIRST COUNT RELATED TO THE CONDUCT OF CERTAIN EMPLOYEES OF SOCIETE GENERALE WHO, BY AT LEAST 2006, KNEW THAT AN INTERMEDIARY USED FOR CERTAIN TRANSACTIONS WITH LIBYAN STATE-OWNED AND CONTROLLED INSTITUTIONS PAID BRIBES AND PROVIDED OTHER IMPROPER FINANCIAL BENEFITS TO LIBYAN GOVERNMENT OFFICIAL IN ORDER TO SECURE FINANCIAL INVESTMENTS FOR SG AND AGREED TO CONTINUE TO USE THE INTERMEDIARY DESPITE THAT KNOWLEDGE THE FCPA VIOLATIONS.

2 THE SECOND COUNT RELATED TO THE CONDUCT OF CERTAIN EMPLOYEES OF SG WHO I BETWEEN MAY 2010 AND AT LEAST OCTOBER 2011, PROMULGATED FALSE AND MISLEADING U.S. DOLLAR USD LIBOR SUBMISSIONS AND IN 2006 PROMULGATED FALSE AND MISLEADING JAPAN YEN JPY LIBOR SUBMISSIONS BOTH IN VIOLATION OF

**Supporting Documentation**

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the information/indictment, superseding indictments, plea agreement or findings by jury, judgment, sentencing and/or probation order, proof of satisfaction of sentence, and the final disposition of the court. If court documentation is no longer available, please submit a certified letter from the applicable court providing the reason the documentation is not on file.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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## Disciplinary Information - Firm Criminal Disclosure Matter Page

**NFA ID 0244282 - SOCIETE GENERALE S A**

Please file a separate Disclosure Matter Page (DMP) for each criminal case.

❮ Back to Summary

### Disclosure Questions

**Completing this section does not update answer(s) to the Criminal Disclosure question(s). To update the Criminal Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the criminal action under:  ▦ Show Questions

☐ A    ☐ B    ☐ C

### Criminal Case Information

#### COURT TYPE AND FILING DATE

❓ Court Type:

❓ Date Filed:

#### COURT INFORMATION

❓ Name of Court:

❓ City or County:          ❓ State:          ❓ Country:

#### CASE INFORMATION

❓ Case Number:          ❓ Case Status:

### Charge Details

You must complete a charge details section for each disclosable charge in the criminal case.

### Comments

Use this field to provide a summary of the circumstances surrounding the charge(s), the current status or final disposition including sentencing/penalty information.

IN THE DPA'S STATEMENT OF FACTS
1 THE FIRST COUNT RELATED TO THE CONDUCT OF CERTAIN EMPLOYEES OF SOCIETE GENERALE WHO, BY AT LEAST 2006, KNEW THAT AN INTERMEDIARY USED FOR CERTAIN TRANSACTIONS WITH LIBYAN STATE-OWNED AND CONTROLLED INSTITUTIONS PAID BRIBES AND PROVIDED OTHER IMPROPER FINANCIAL BENEFITS TO LIBYAN GOVERNMENT OFFICIAL IN ORDER TO SECURE FINANCIAL INVESTMENTS FOR SG AND AGREED TO CONTINUE TO USE THE INTERMEDIARY DESPITE THAT KNOWLEDGE THE FCPA VIOLATIONS.

2 THE SECOND COUNT RELATED TO THE CONDUCT OF CERTAIN EMPLOYEES OF SG WHO I BETWEEN MAY 2010 AND AT LEAST OCTOBER 2011, PROMULGATED FALSE AND MISLEADING U.S. DOLLAR USD LIBOR SUBMISSIONS AND IN 2006 PROMULGATED FALSE AND MISLEADING JAPAN YEN JPY LIBOR SUBMISSIONS BOTH IN VIOLATION OF TITLE 7 UNITED STATES CODE, SECTION 13A2 TOGETHER, THE LIBOR VIOLATIONS.

B CASE AND COURT JURISDICTION
STATES DISTRICT COURT EASTERN DISTRICT OF NEW YORK CASE NO 18 CR 253

### Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the information/indictment, superseding indictments, plea agreement or findings by jury, judgment, sentencing and/or probation order, proof of satisfaction of sentence, and the final disposition of the court. If court documentation is no longer available, please submit a certified letter from the applicable court providing the reason the documentation is not on file.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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## Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D


In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E


In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or
- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

Yes

Question F


Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G


Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

No

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No

**NFA ID 0244282 - SOCIETE GENERALE S A**

All the DMP section data has been loaded.                                                                 ✕

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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### Disclosure Questions

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under:    ▦ Show Questions

☐ D    ☑ E    ☐ F    ☐ G    ☐ H    ☐ I

### Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:          NON-U.S. REGULATOR    Name of Regulatory Body:    AUTORITE DES MARCHES FINANCIERS (AMF)

CASE INFORMATION

❓ Case Number: TRA-2017-09          ❓ Case Status: FINAL

❓ Date Resolved:APRIL 2017

❓ Were any of the following sanctions          Other:   CEASE AND DESIST AND CIVIL MONETARY PAYMENT
imposed?:

### Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

In the Matter of SG SA, TRA-2017-09 (April 5 2017): SOCIETE GENERALE entered into a settlement agreement with the The French Autorité des Marchés Financiers ("AMF") following a March 2015 audit related to SG's independent research and financial analysis activities dated March 2015. The AMF alleged, with respect to a limited number of samples tested, that SG:
(i) Failed to include, certain required information in its research notes or that the latter contained erroneous statements, non-factual statements and were not systematically reviewed by Compliance in violation of AMF articles 313-27, 315-1, 315-3, 315-5, 315-6 and 315-7
(ii) Failed to implement a supervision framework, procedure and controls to mitigate non-compliance risks with the AMF regulation on the topic in violation of AMF articles 313-1, 313-2 and 313-3
(iii) Failed to adequately manage confidential information in the context of its investment research activity in violation of AMF articles 313-2 and 315-16.
A. Who was involved: AMF Commission
B. When it occurred: March 20, 2015
C. What the allegations were: See above
D. Final determination, if any: monetary payment of 450.000 euros
E. Date of the determination: April 5, 2017
F. Summary of the circumstances: See above, this disclose item relates to Question E on the Form 7-R

### Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

Show [ All ] entries                                                                         Search: [          ]

| Description | Uploaded File |
| --- | --- |
| TRA-2017-09 - ACCORD DE COMPOSITION ADMINISTRATIVE CONCLU LE 5 AVRIL 2017 AVEC LA SOCIETE GENERALE | TRA201709 Accord de composition administrative conclu le 5 avril 2017 avec la Societe Generale.pdf |

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## NFA ID 0244282 - SOCIETE GENERALE S A

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

‹ Back to Summary   ✎ Amend

### Disclosure Questions

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under:   ▤ Show Questions

☐ D   ☑ E   ☐ F   ☐ G   ☐ H   ☐ I

### Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:     NON-U.S. REGULATOR   Name of Regulatory Body:   AUTORITE DES MARCHES FINANCIERS (AMF)

CASE INFORMATION

❓ Case Number: SAN-2016-01      ❓ Case Status: FINAL

❓ Date Resolved: JANUARY 2016

❓ Were any of the following sanctions imposed?:      Other:   CEASE AND DESIST AND CIVIL MONETARY PENALTY

### Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

In the Matter of SG SA, SAN-2016-01 (January 11, 2016): The French Autorité des Marchés Financiers ("AMF") Sanction Commission alleged that, from January 1, 2008 through June 30, 2010, SG (i) failed to, directly or through its external provider, report to the AMF or other European regulators at least 61 million transactions and misreported to the AMF and others European regulators a number of transactions details, in violation of the French monetary code (articles L. 533-9 and L. 621-7-1) as well as AMF regulations and
(ii) failed to implement an adequate supervision framework for its delegated reporting in violation of the French monetary code (L. 533-10 and L. 313-1 to 313-3) and AMF regulations. The AMF Commission on Sanction ordered, in a decision issued on January 11, 2016, SG to pay a monetary fine of 2.000.000 euros for a breach of its transaction reporting obligations to the regulators under the MIF regulation as transposed in French law. The decision is published on the AMF website.

A. Who was involved: AMF Sanction Commission
B. When it occurred: 1st November 2007 through 30 June 2010
C. What the allegations were: under-reporting of transactions, misreporting of transaction details and lack of supervision of third-party provider for delegated reporting.
D. Final determination, if any: monetary penalty of 2 million euros.
E. Date of the determination: January 11, 2016

### Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

Show [ All ] entries      Search: [＿＿＿＿＿]

| Description | Uploaded File |
| --- | --- |
| SAN-2016-01-DECISION-DE-LA-COMMISSION-DES-SANCTIONS-DU-11-JANVIER-2016 | san201601decisiondelacommissiondessanctionsdu11janvier2016.pdf |

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## NFA ID 0244282 - SOCIETE GENERALE S A

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

❮ Back to Summary    🖉 Amend

### Disclosure Questions

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under:    ▤ Show Questions

☐ D    ☑ E    ☐ F    ☐ G    ☐ H    ☐ I

### Regulatory Case Information

REGULATORY INFORMATION

❷ Regulatory/Civil Action initiated by:    NON-U.S. REGULATOR    Name of Regulatory Body:    AUTORITE DES MARCHES FINANCIERS (AMF)

CASE INFORMATION

❷ Case Number: SAN-2016-01    ❷ Case Status: FINAL

❷ Date Resolved:JANUARY 2016

❷ Were any of the following sanctions imposed?:    Other:   CEASE AND DESIST AND CIVIL MONETARY PENALTY

### Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

(i) failed to, directly or through its external provider, report to the AMF or other European regulators at least 61 million transactions and misreported to the AMF and others European regulators a number of transactions details, in violation of the French monetary code (articles L. 533-9 and L. 621-7-1) as well as AMF regulations and
(ii) failed to implement an adequate supervision framework for its delegated reporting in violation of the French monetary code (L. 533-10 and L. 313-1 to 313-3) and AMF regulations. The AMF Commission on Sanction ordered, in a decision issued on January 11, 2016, SG to pay a monetary fine of 2.000.000 euros for a breach of its transaction reporting obligations to the regulators under the MIF regulation as transposed in French law. The decision is published on the AMF website.

A. Who was involved: AMF Sanction Commission
B. When it occurred: 1st November 2007 through 30 June 2010
C. What the allegations were: under-reporting of transactions, misreporting of transaction details and lack of supervision of third-party provider for delegated reporting.
D. Final determination, if any: monetary penalty of 2 million euros.
E. Date of the determination: January 11, 2016
F. Summary of the circumstances: See above, this disclose item relates to Question E on the Form 7-R

### Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

Show [ All ] entries                                                                   Search: [          ]

| Description | Uploaded File |
| --- | --- |
| SAN-2016-01-DECISION-DE-LA-COMMISSION-DES-SANCTIONS-DU-11-JANVIER-2016 | san201601decisiondelacommissiondessanctionsdu11janvier2016.pdf |

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**NFA ID 0244282 - SOCIETE GENERALE S A**

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

❮ Back to Summary    ✏ Amend

**Disclosure Questions**

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under:    ▦ Show Questions

☐ D    ☐ E    ☐ F    ☐ G    ☐ H    ☐ I

**Regulatory Case Information**

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:          Name of Regulatory Body:

CASE INFORMATION

❓ Case Number:                    ❓ Case Status:

❓ Were any of the following sanctions imposed?:

**Comments**

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

ON NOVEMBER 19, 2018, SOCIETE GENERALE, S.A. AND SOCIETE GENERALE NEW YORK BRANCH, ENTERED INTO A CONSENT ORDER WITH THE NEW YORK STATE DEPARTMENT OF FINANCIAL SERVICES TO RESOLVE AN ENFORCEMENT ACTION BASED ON THE NYDFS'S FINDING THAT FROM 2003 TO 2013 SG FAILED TO TAKE SUFFICIENT STEPS TO ENSURE COMPLIANCE WITH U.S. SANCTIONS LAWS AND REGULATIONS IN A TIMELY MANNER. THE NYDFS FURTHER FOUND I THAT INDIVIDUALS RESPONSIBLE FOR ORIGINATING U.S. DOLLAR USD TRANSACTIONS OUTSIDE OF THE UNITED STATES HAD A MINIMAL UNDERSTANDING OF U.S. SANCTIONS LAWS AND REGULATIONS AS THEY RELATED TO SUDAN, IRAN, CUBA, NORTH KOREA, OR OTHER U.S. SANCTIONS COUNTRIES; II THAT SG EXECUTED MORE THAN 9,000 OUTBOUND USD PAYMENTS, VALUED AT OVER 13 BILLION, IN AN IMPROPER, NON-TRANSPARENT MANNER, MORE THAN 12.5 BILLION OF WHICH INVOLVED IRAN, NEARLY 130 MILLION WERE CONNECTED TO CUBA, AND APPROXIMATELY 29 MILLION WERE TIED TO SUDAN; III THAT SG EXECUTED MORE THAN 2,600 OUTBOUND USD PAYMENTS, VALUED AT APPROXIMATELY 8.3 BILLION, IN VIOLATION OF APPLICABLE U.S. ECONOMIC SANCTIONS, THE VAST MAJORITY OF WHICH WERE LINKED TO CUBA AND IV THAT SG MADE FALSE ENTRIES IN THE BANK'S BOOKS, REPORTS AND STATEMENT AND OMITTED AND CAUSED TO BE OMITTED MATERIAL INFORMATION . THIS CONDUCT RESULTED IN MULTIPLE VIOLATIONS OF NEW YORK STATE LAWS AND REGULATIONS. SG AGREED TO PAY A PENALTY OF 325,000,000 AND TO UNDERTAKE CERTAIN SPECIFIED REMEDIAL ACTIONS. A COPY OF THE CONSENT ORDER IS AVAILABLE ON THE NYDFS WEBSITE. SG ALSO ENTERED INTO CERTAIN RELATED SETTLEMENT AGREEMENTS, SPECIFICALLY A DEFERRED PROSECUTION AGREEMENT WITH THE U.S. DEPARTMENT OF JUSTICE WITH A PENALTY OF 717.2 MILLION, A DPA

**Supporting Documentation**

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

❮ Back to Summary

**NFA ID 0244282 - SOCIETE GENERALE S A**

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

❮ Back to Summary    ✎ Amend

### Disclosure Questions

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under:    ☷ Show Questions

☐ D   ☐ E   ☐ F   ☐ G   ☐ H   ☐ I

### Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:      Name of Regulatory Body:

CASE INFORMATION

❓ Case Number:      ❓ Case Status:

❓ Were any of the following sanctions imposed?:

### Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

RESPONSIBLE FOR ORIGINATING U.S. DOLLAR USD TRANSACTIONS OUTSIDE OF THE UNITED STATES HAD A MINIMAL UNDERSTANDING OF U.S. SANCTIONS LAWS AND REGULATIONS AS THEY RELATED TO SUDAN, IRAN, CUBA, NORTH KOREA, OR OTHER U.S. SANCTIONS COUNTRIES; II THAT SG EXECUTED MORE THAN 9,000 OUTBOUND USD PAYMENTS, VALUED AT OVER 13 BILLION, IN AN IMPROPER, NON-TRANSPARENT MANNER, MORE THAN 12.5 BILLION OF WHICH INVOLVED IRAN, NEARLY 130 MILLION WERE CONNECTED TO CUBA, AND APPROXIMATELY 29 MILLION WERE TIED TO SUDAN; III THAT SG EXECUTED MORE THAN 2,600 OUTBOUND USD PAYMENTS, VALUED AT APPROXIMATELY 8.3 BILLION, IN VIOLATION OF APPLICABLE U.S. ECONOMIC SANCTIONS, THE VAST MAJORITY OF WHICH WERE LINKED TO CUBA AND IV THAT SG MADE FALSE ENTRIES IN THE BANK'S BOOKS, REPORTS AND STATEMENT AND OMITTED AND CAUSED TO BE OMITTED MATERIAL INFORMATION . THIS CONDUCT RESULTED IN MULTIPLE VIOLATIONS OF NEW YORK STATE LAWS AND REGULATIONS. SG AGREED TO PAY A PENALTY OF 325,000,000 AND TO UNDERTAKE CERTAIN SPECIFIED REMEDIAL ACTIONS. A COPY OF THE CONSENT ORDER IS AVAILABLE ON THE NYDFS WEBSITE. SG ALSO ENTERED INTO CERTAIN RELATED SETTLEMENT AGREEMENTS, SPECIFICALLY A DEFERRED PROSECUTION AGREEMENT WITH THE U.S. DEPARTMENT OF JUSTICE WITH A PENALTY OF 717.2 MILLION, A DPA WITH THE NEW YORK COUNTY DISTRICT ATTORNEY'S OFFICE WITH A PENALTY OF 162.8 MILLION, A SETTLEMENT AGREEMENT WITH THE U.S. DEPARTMENT OF TREASURY'S OFFICE OF FOREIGN ASSET CONTROL WITH A PENALTY OF 53.9 MILLION, AND AN ORDER TO CEASE AND DESIST AND ORDER OF ASSESSMENT OF A CIVIL MONEY PENALTY ISSUED ON CONSENT BY THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM WITH A PENALTY OF 81.3 MILLION.

### Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

❮ Back to Summary

**NFA ID 0244282 - SOCIETE GENERALE S A**

All the DMP section data has been loaded.     ✕

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

❮ Back to Summary     Amend

**Disclosure Questions**

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under:   ☰ Show Questions

☐ D    ☐ E    ☐ F    ☐ G    ☐ H    ☐ I

**Regulatory Case Information**

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:       Name of Regulatory Body:

CASE INFORMATION

❓ Case Number:       ❓ Case Status:

❓ Were any of the following sanctions imposed?:

**Comments**

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

THE INFORMATION RESPONSIVE TO QUESTIONS D, E AND G ("DISCIPLINARY INFORMATION - REGULATORY DISCLOSURES") ON PAGE 20 OF SG'S FORM 7-R HAS BEEN SUBMITTED BY THE APPLICANT IN A SEPARATE ADDENDUM, WHICH HAS BEEN SENT VIA E-MAIL TO NFA.FUTURES.ORG. DUE TO THE APPLICANT'S LENGTHY EXISTENCE (IN ITS ORIGINAL FORM, THE APPLICANT WAS FORMED IN 1864), THE APPLICANT HAS NOT PROVIDED RESPONSES TO ANY QUESTIONS IN THIS APPLICATION, INCLUDING QUESTIONS D, E AND G, WITH RESPECT TO EVENTS OCCURRING PRIOR TO 2007 (OTHER THAN AS OTHERWISE INDICATED). IN ADDITION, DUE TO THE APPLICANT'S GLOBAL SCOPE AND LARGE SIZE, THE APPLICANT ALSO HAS ONLY DISCLOSED MATTERS THAT HAVE PREVIOUSLY BEEN DISCLOSED PUBLICLY BY (OR ABOUT) THE APPLICANT EITHER IN ITS 2012 REGISTRATION DOCUMENT ("DOCUMENT DE RÉFÉRENCE," FILED WITH THE AUTORITÉ DES MARCHÉS FINANCIERS ("AMF") ON MARCH 2, 2012), SINCE THE DATE OF SUCH FILING OR OTHERWISE. MOREOVER, APPLICANTS ANSWERS TO QUESTIONS IN THIS APPLICATION, INCLUDING QUESTIONS D, E AND G, ONLY RELATE TO ACTIVITIES THAT OCCURRED IN SOCIETE GENERALE ITSELF AND NOT IN ITS SUBSIDIARIES OR AFFILIATES.

**Supporting Documentation**

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

❮ Back to Summary



## Disciplinary Information - Financial Disclosures

NFA ID 0244282 SOCIETE GENERALE S A

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an adversary action brought by a U.S. bankruptcy trustee?

Yes

**NFA ID 0244282 - SOCIETE GENERALE S A**

All the DMP section data has been loaded.                                                                ✕

Please file a separate Disclosure Matter Page (DMP) for each action.

❮ Back to Summary    🖉 Amend



**Disclosure Question**

**Completing this section does not update the answer to the Financial Disclosure question. To update the Financial Disclosure question, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question you are disclosing the financial matter under:    ▤ Show Question

☐ J

**Case Information**

BANKRUPTCY CASE INFORMATION

❷ United States Bankruptcy Court (USBC) location where the related bankruptcy case was filed:    ❷ Case Number:

ADVERSARY CASE INFORMATION

❷ Court where the adversary action was filed:

❷ Court Location:

❷ Case Number of Adversary Action:

❷ Adversary Action Status:

**Comments**

Use this field to provide a summary of the circumstances leading to the adversary action as well as status/disposition details.

THE INFORMATION RESPONSIVE TO QUESTION J ("DISCIPLINARY INFORMATION -FINANCIAL DISCLOSURES") ON PAGE 20 OF SG'S FORM 7-R HAS BEEN SUBMITTED BY THE APPLICANT IN A SEPARATE ADDENDUM, WHICH HAS BEEN SENT VIA E-MAIL TO NFA.FUTURES.ORG. DUE TO THE APPLICANT'S LENGTHY EXISTENCE (IN ITS ORIGINAL FORM, THE APPLICANT WAS FORMED IN 1864), THE APPLICANT HAS NOT PROVIDED RESPONSES TO ANY QUESTIONS IN THIS APPLICATION, INCLUDING QUESTION J, WITH RESPECT TO EVENTS OCCURRING PRIOR TO 2007 (OTHER THAN AS OTHERWISE INDICATED). IN ADDITION, DUE TO THE APPLICANT'S GLOBAL SCOPE AND LARGE SIZE, THE APPLICANT HAS ASSUMED A MATERIALITY THRESHOLD FOR PROVIDING ANSWERS TO THIS INCLUDING QUESTION J OF $30 MILLION. THE APPLICANT ALSO HAS ONLY DISCLOSED MATTERS THAT HAVE PREVIOUSLY BEEN DISCLOSED PUBLICLY BY (OR ABOUT) THE APPLICANT EITHER IN ITS 2012 REGISTRATION DOCUMENT ("DOCUMENT DE RÉFÉRENCE," FILED WITH THE AUTORITÉ DES MARCHÉS FINANCIERS ("AMF") ON MARCH 2, 2012), SINCE THE DATE OF SUCH FILING OR OTHERWISE. MOREOVER, APPLICANT'S ANSWERS TO QUESTIONS IN THIS APPLICATION, INCLUDING QUESTION J, ONLY RELATE TO ACTIVITIES THAT OCCURRED IN SOCIETE GENERALE ITSELF AND NOT IN ITS SUBSIDIARIES OR AFFILIATES.

**Supporting Documentation**

You must provide NFA with supporting documentation if not previously submitted. This includes the complaint and the final disposition for each adversary action.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

❮ Back to Summary



# Enforcement/Compliance Communication Contact Information

NFA ID 0244282 SOCIETE GENERALE S A

| | |
|---|---|
| First Name | CHRISTELLE |
| Last Name | DENECHAUD |
| Street Address 1 | 17 COURS VALMY |
| City | PARIS LA DEFENSE |
| Province | 92987 CEDEX |
| Country | FRANCE |
| Phone | +33 1 58 98 73 28 |
| Email | CHRISTELLE.DENECHAUD@SGCIB.COM |

| | |
|---|---|
| First Name | JOHN |
| Last Name | DRISCOLL |
| Title | DIRECTOR OF LITIGATION |
| Street Address 1 | 245 PARK AVENUE |
| City | NEW YORK |
| State (United States only) | NEW YORK |
| Zip/Postal Code | 10167 |
| Country | UNITED STATES |
| Phone | 212-278-5491 |
| Email | JOHN.DRISCOLL@SGCIB.COM |



## Membership Information

Viewed on November 14, 2023

NFA ID 0244282 SOCIETE GENERALE S A

Indicate the category in which the Member intends to vote on NFA membership matters. SWAP DEALER

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? Yes

THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM
THE SECURITIES AND EXCHANGE COMMISSION



## Membership Contact Information

NFA ID 0244282 SOCIETE GENERALE S A

Membership Contact
| | |
|---|---|
| First Name | CHRISTELLE |
| Last Name | DENECHAUD |
| Title | GLOBAL HEAD OF GBS |
| Street Address 1 | 17 COURS VALMY |
| City | PARIS |
| Zip/Postal Code | 92897 |
| Country | FRANCE |
| Phone | +33 1 58 98 73 28 |
| Email | CHRISTELLE.DENECHAUD@SGCIB.COM |

Accounting Contact
| | |
|---|---|
| First Name | GUILLAUME |
| Last Name | DEPAUW |
| Street Address 1 | 17 COURS VALMY |
| City | PARIS |
| Zip/Postal Code | 92897 |
| Country | FRANCE |
| Phone | +33 1 58 98 22 92 |
| Email | GUILLAUME.DEPAUW@SGCIB.COM |

Arbitration Contact

| | |
|---|---|
| First Name | JOHN |
| Last Name | DRISCOLL |
| Title | DIRECTOR OF LITIGATION |
| Street Address 1 | 245 PARK AVENUE |
| City | NEW YORK |
| State (United States only) | NEW YORK |
| Zip/Postal Code | 10167 |
| Country | UNITED STATES |
| Phone | 212-278-5491 |
| Email | JOHN.DRISCOLL@SGCIB.COM |

Compliance Contact

| | |
|---|---|
| First Name | CHRISTELLE |
| Last Name | DENECHAUD |
| Title | GLOBAL HEAD OF GBS |
| Street Address 1 | 17 COURS VALMY |
| City | PARIS |
| Zip/Postal Code | 92897 |
| Country | FRANCE |
| Phone | +33 1 58 98 73 28 |
| Email | CHRISTELLE.DENECHAUD@SGCIB.COM |

Chief Compliance Officer Contact

| | |
|---|---|
| First Name | GREGOIRE |
| Last Name | SIMON BARBOUX |
| Title | CHIEF COMPLIANCE OFFICER |
| Street Address 1 | 17 COURS VALMY |
| City | PARIS |
| Zip/Postal Code | 92987 |
| Country | FRANCE |
| Phone | +33 1 42 13 12 22 |
| Email | GREGOIRE.SIMON-BARBOUX@SOCGEN.COM |



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# Branch Office Manager List

NFA ID     0244282     [ Enter ]   SOCIETE GENERALE S A

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